Exhibit 1.1

March 3, 2005

Mr. Robert M. McAlaine

Chairman of the Board

Educators Mutual Life Insurance Company

202 North Prince Street

Lancaster, PA 17603

Dear Mr. McAlaine:

This proposal is being submitted in connection with the proposed stock offering (the “Offering”) by a holding company (the “Holding Company”) to be formed by Educators Mutual Life Insurance Company (the “Company”) that will be conducted concurrent with the acquisition of Eastern Holding Company Ltd. (“Eastern”). In the proposed conversion and reorganization (the “Proposed Transaction”), the Company and the Holding Company will complete a subscription rights demutualization and subsequently acquire Eastern for a combination of cash and stock in the Holding Company of the newly demutualized Educators. The Offering will be made pursuant to the Company’s plan of mutual to stock conversion (the “Conversion”) to eligible members and others in a Subscription Offering, with any remaining shares offered to the general public in a Community Offering.

Keefe, Bruyette and Woods, Inc. (“KBW”) will act as the Company’s exclusive financial advisor and marketing agent in connection with the Offering. This letter sets forth selected terms and conditions of our engagement.

1. Advisory/Offering Services. As the Company’s financial advisor and marketing agent, KBW will provide the Company with a comprehensive program of services designed to promote an orderly, efficient, cost-effective and long-term stock distribution. KBW will provide financial and logistical advice to the Company concerning the Conversion and related issues. KBW will provide Offering enhancement services intended to maximize stock sales in the Subscription Offering and to residents of the Company’s market area and general public at large, if necessary, in the Community Offering.

KBW shall provide financial advisory services to the Company which are typical in connection with an equity offering and include, but are not limited to, overall financial analysis of the Company with a focus on identifying factors which impact the valuation of the common stock.

Additionally, post Offering financial advisory services will include advice on shareholder relations, after-market trading, dividend policy (for both regular and special dividends), stock repurchase strategies and communication with market makers. (The nature of the services to be provided by KBW as the Company’s financial advisor and marketing agent is further described in Exhibit A attached hereto.)

Mr. Robert M. McAlaine

March 3, 2005

2. Preparation of Offering Documents. The Company and its counsel will draft the registration statement, Offering application, prospectus and other documents to be used in connection with the Offering. KBW will attend meetings to review these documents and will advise you on their form and content. KBW and its counsel will draft an appropriate agency agreement and related documents as well as marketing materials other than the prospectus.

3. Due Diligence Review. Prior to filing the registration statement, Offering application or any offering or other documents naming KBW as the Company’s financial advisor and marketing agent, KBW and its representatives will undertake substantial investigations to learn about the Company’s business and operations (“due diligence review”) in order to confirm information provided to us and to evaluate information to be contained in the Company’s offering documents. The Company agrees that it will make available to KBW all relevant information, whether or not publicly available, which KBW reasonably requests, and will permit KBW to discuss with management the operations and prospects of the Company. KBW will treat all material non- public information as confidential. The Company acknowledges that KBW will rely upon the accuracy and completeness of all information received from the Company, its officers, directors, employees, agents and representatives, accountants and counsel, including this letter to serve as the Company’s financial advisor and marketing agent.

4. Regulatory Filings. The Holding Company and/or the Company will cause appropriate Offering documents to be filed with all regulatory agencies including the Securities and Exchange Commission (“SEC”), the National Association of Securities Dealers (“NASD”), the Insurance Department of the Commonwealth of Pennsylvania (the “Insurance Department”), and such state securities commissioners as may be determined by the Company.

5. Agency Agreement. The specific terms of KBW’s services, including stock offering enhancement and syndicated offering services contemplated in this letter shall be set forth in a mutually agreed upon Agency Agreement between KBW, the Holding Company and the Company to be executed prior to commencement of the Offering, and dated the date that the Holding Company’s prospectus is declared effective and/or authorized to be disseminated by the appropriate regulatory agencies, the SEC, the NASD, the Insurance Department and such state securities commissioners and other regulatory agencies as required by applicable law.

6. Representations, Warranties and Covenants. The Agency Agreement will include representations, warranties and covenants mutually agreeable to the Holding Company, the Company and KBW, and will provide that the Holding Company and Company will indemnify KBW and its controlling persons (and, if applicable, the members of the selling group and their controlling persons), and that KBW will indemnify the Holding Company and the Company against certain liabilities including, without limitation, liabilities under the Securities Act of 1933.

Mr. Robert M. McAlaine

March 3, 2005

7. Fees. For the services hereunder, the Company shall pay the following fees to KBW at closing unless stated otherwise:

(a) Management Fee. A Management Fee of $50,000 payable upon adoption of the Plan. Such fees shall be deemed to have been earned when due.

(b) Success Fee. A Success Fee of 1.5% shall be charged based on the aggregate Purchase Price of Common Stock sold in the Offering excluding: shares purchased by the Company’s officers, directors, or employees (or members of their immediate households) plus any ESOP, tax-qualified or stock based compensation plans (except IRA’s) or similar plan created by the Company or the Holding Company for some or all of their directors or employees and any stock issued to Eastern shareholders. The Management Fee described in 7(a) shall be applied against the Success Fee.

(c) Broker-Dealer Pass-Through. If any shares of the Company’s stock remain available after the Subscription Offering and Community Offering, at the request of the Company, KBW will seek to form a syndicate of registered broker-dealers to assist in the sale of such common stock on a best efforts basis, subject to the terms and conditions set forth in the selected dealers agreement. KBW will endeavor to distribute the common stock among dealers in a fashion which best meets the distribution objectives of the Company and the Plan. KBW will be paid a fee not to exceed 5.5% of the aggregate Purchase Price of the shares of common stock sold by them. From this fee, KBW will pass onto selected broker-dealers, who assist in the syndicated community, an amount competitive with gross underwriting discounts charged at such time for comparable amounts of stock sold at a comparable price per share in a similar market environment. Fees with respect to purchases effected with the assistance of a broker/dealer other than KBW shall be transmitted by KBW to such broker/dealer. The decision to utilize selected broker-dealers will be made by the Company upon consultation with KBW. In the event, with respect to any stock purchases, fees are paid pursuant to this subparagraph 7(c), such fees shall be in lieu of, and not in addition to, payment pursuant to subparagraph 7(b).

8. Expenses. The Company will bear those expenses of the proposed Offering customarily borne by issuers, including, without limitation, regulatory filing fees, SEC, “Blue Sky,” and NASD filing and registration fees; the fees of the Company’s accountants, attorneys, appraiser, transfer agent and registrar, printing, mailing and marketing and syndicate expenses associated with the Offering; the fees set forth in Section 7; and fees for “Blue Sky” legal work. If KBW incurs expenses on behalf of Company, the Company will reimburse KBW for such expenses.

KBW shall be reimbursed for reasonable out-of-pocket expenses, including costs of travel, meals and lodging, photocopying, telephone, facsimile and couriers. The selection of KBW’s counsel will be done by KBW, with the approval of the Company. The Company will reimburse KBW for the reasonable fees and expenses of its counsel.

9. Conditions. KBW’s willingness and obligation to proceed hereunder shall be subject to, among other things, satisfaction of the following conditions in KBW’s opinion, which opinion shall have been formed in good faith by KBW after reasonable determination and consideration

Mr. Robert M. McAlaine

March 3, 2005

of all relevant factors: (a) full and satisfactory disclosure of all relevant material, financial and other information in the disclosure documents and a determination by KBW, in its sole discretion, that the sale of stock on the terms proposed is reasonable given such disclosures; (b) no material adverse change in the condition or operations of the Company subsequent to the execution of the agreement; and (c) no adverse market conditions at the time of the Offering which in KBW’s opinion make the sale of the shares by the Holding Company inadvisable.

It is further understood and agreed that the Company and the Holding Company, as appropriate, shall have complete discretion as to the structure, timing and other aspects of the Proposed Transaction, and may change or terminate the Proposed Transaction at any time without further liability or obligation to KBW except for amounts earned or expenses incurred through the date of termination.

10. Benefit. This letter agreement shall inure to the benefit of the parties hereto and their respective successors and to the parties indemnified pursuant to the terms and conditions of the Agency Agreement and their successors, and the obligations and liabilities assumed hereunder by the parties hereto shall be binding upon their respective successors; provided, however, that this letter agreement shall not be assignable by KBW.

11. Definitive Agreement. This letter agreement reflects KBW’s present intention of proceeding to work with the Company on its proposed Offering. It does not create a binding obligation on the part of the Company, the Holding Company or KBW except as to the agreement to maintain the confidentiality of non-public information set forth in Section 3, the payment of certain fees as set forth in Section 7(a) and 7(b) and the assumption of expenses as set forth in Section 9, all of which shall constitute the binding obligations of the parties hereto and which shall survive the termination of this letter agreement or the completion of the services furnished hereunder and shall remain operative and in full force and effect. You further acknowledge that any report or analysis rendered by KBW pursuant to this engagement is rendered for use solely by the Company and its agents in connection with the Offering. Accordingly, you agree that you will not provide any such information to any other person without our prior written consent.

KBW acknowledges that in offering the Company’s stock no person will be authorized to give any information or to make any representation not contained in the Offering prospectus and related Offering materials filed as part of a registration statement to be declared effective in connection with the Offering. Accordingly, KBW agrees that in connection with the Offering it will not give any unauthorized information or make any unauthorized representation. We will be pleased to elaborate on any of the matters discussed in this letter at your convenience.

If the foregoing correctly sets forth our mutual understanding, please so indicate by signing and returning the original copy of this letter to the undersigned.

Mr. Robert M. McAlaine

March 3, 2005

Very truly yours,

KEEFE, BRUYETTE & WOODS, INC.

By:	/S/ PETER C. JACHYM
Peter C. Jachym
Managing Director

EDUCATORS MUTUAL LIFE INSURANCE COMPANY

By:	/S/ ROBERT M. MCALAINE	Date: __________________
Robert M. McAlaine
Chairman of the Board

EXHIBIT A

STOCK OFFERING SERVICES PROPOSAL

TO EDUCATORS MUTUAL LIFE INSURANCE COMPANY

KBW provides institutions converting from the mutual to stock form of ownership with a comprehensive program of stock issuance services designed to promote an orderly, efficient, cost-effective and long-term stock distribution. The following list is representative of the stock issuance services, if appropriate, we propose to perform on behalf of the Company.

General Services

Assist management and legal counsel in structuring the transaction.

Review and comment on the Plan of Conversion.

Analyze and make recommendations on bids from printing, transfer agent, and appraisal firms.

Assist officers and directors in obtaining bank loans to purchase stock, if requested.

Assist in drafting and distribution of press releases as required or appropriate.

Review and comment on the prospectus and any business plan prepared in connection with the Offering.

Stock Offering Enhancement Services

Establish and manage a Stock Information Center at the Company. Stock Information Center personnel will track prospective investors; record stock orders; mail order confirmations; provide the Company’s senior management with daily reports; answer customer inquiries; and handle special situations as they arise.

Assign KBW’s personnel to be at the Company through completion of the Subscription and Community Offerings to manage the Stock Information Center, meet with prospective shareholders at individual and community information meetings (if applicable), solicit local investor interest through a tele-marketing campaign, answer inquiries, and otherwise assist in the sale of stock in the Subscription and Community Offerings. This effort will be lead by a Vice President of KBW.

Create target investor list based upon review of the Company’s member base.

Assist in soliciting proxies for approval of the Offering, including the preparation and mailing of proxygram(s), discussions with members to solicit their support, preparation of reports to enhance the focus on unvoted proxies, and other actions necessary to achieve the vote required.

Mr. Robert M. McAlaine

March 3, 2005

Stock Offering Enhancement Services- Continued

Provide intensive financial and marketing input for drafting of the prospectus.

Prepare other marketing materials, including prospecting letters and brochures, and media advertisements.

Arrange logistics of community information meeting(s) as required.

Prepare audio-visual presentation by senior management for community information meeting(s).

Prepare management for question-and-answer period at community information meeting(s).

Attend and address community information meeting(s) and be available to answer questions.

Broker-Assisted Sales Services.

Arrange for broker information meeting(s) as required.

Prepare audio-visual presentation for broker information meeting(s).

Prepare script for presentation by senior management at broker information meeting(s).

Prepare management for question-and-answer period at broker information meeting(s).

Attend and address broker information meeting(s) and be available to answer questions.

Produce confidential broker memorandum to assist participating brokers in selling the Company’s common stock.

After-market Support Services.

KBW will use their best efforts to secure trading from at least three NASD firms, one of which will be Keefe, Bruyette & Woods, Inc.

March 7, 2005

Robert M. McAlaine

Chairman of the Board

Educators Mutual Life Insurance Company

202 North Prince Street

Lancaster, PA 17603

Dear Robert:

This letter confirms the engagement of Keefe, Bruyette & Woods, Inc. (“KBW”) by Educators Mutual Life Insurance Company (“Educators” or the “Company”) to render an opinion (the “Opinion”) as to the fairness from a financial point of view to the Company of the consideration offered to Eastern Holding Company Ltd. (“Eastern”) in connection with the proposed conversion and reorganization of the Company and Eastern (the “Proposed Transaction”), wherein the Company will complete a subscription rights demutualization and acquire Eastern for a combination of cash and stock in a newly formed holding company of the demutualized Company (“NewCo”).

KBW shall render the Opinion in accordance with its customary practice. The Opinion may be in such form as KBW shall determine and KBW may qualify the Opinion in such manner as KBW believes reasonably appropriate, including by stating therein that KBW has relied upon the information furnished to it by the Company, has assumed the accuracy and completeness of such information and has not attempted independently to verify any of such information. The Opinion will be brought up to date in written form as of the date of, the initial filing of the Registration Statement on Form S-1 for NewCo. In rendering the Opinion, KBW will direct its advice solely to the Board of Directors of the Company and such advice will not constitute a recommendation to any member of the Company as to how such member should vote at any meeting held in connection with the Proposed Transaction and whether such member should subscribe for stock of the NewCo.

The Company agrees to furnish (and will use its best efforts to cause Eastern to furnish) KBW with such information as KBW believes appropriate to its assignment (all such information so furnished being the “Information”). The Company recognizes and confirms that KBW (i) will use and rely primarily on the Information and on information available from general recognized public sources in performing the services contemplated by this letter agreement without having independently verified the same and (ii) does not assume responsibility for the accuracy or completeness of the Information and such other information.

KBW acknowledges that a portion of the Information may contain confidential and proprietary business information concerning the Company and Eastern. KBW agrees to maintain the confidentiality of such Information; provided, that such Information may be disclosed to KBW’s employees, agents and representatives who need to know such Information for the purpose of assisting KBW in rendering the services contemplated hereunder (it being understood that such persons shall be informed of the confidential nature of the Information and shall be directed to treat such Information confidentially). The confidentiality agreement hereunder shall not apply to Information which: (i) becomes generally available to the public other than as a result of a disclosure by KBW or its representatives; (ii) was available on a non-confidential basis prior to its disclosure to KBW; or (iii) becomes available to KBW on a non-confidential basis from a source other than the Company or its representatives provided that such source is not bound by a confidentiality agreement with the Company or its representatives. This language supplements the confidentiality agreement between KBW and Educators dated January 27, 2005.

The Company acknowledges and agrees that KBW has been retained to act solely as financial advisor to the Company. In such capacity, KBW shall act as an independent contractor and any duties arising out of its engagement shall be owed solely to the Company.

The Opinion shall be addressed solely to the Board of Directors of the Company, and is intended solely for the benefit and use of the Board of Directors in its evaluation of the Proposed Transaction. The Company agrees that the Opinion shall not be used, reproduced, disseminated, quoted or referred to at any time, in any manner, or for any purpose, nor shall any public references to KBW be made by the Company or any of its representatives, without the prior written consent of KBW which will not be unreasonably withheld or delayed; provided, however, that the Opinion may be reproduced in the proxy materials, prospectus and regulatory applications relating to the Proposed Transaction provided that such reproduction is accompanied by disclosure acceptable to KBW. Upon successful completion of the Proposed Transaction, KBW may, at its own expense, place announcements or advertisements in financial newspapers, trade journals and other media describing its services, provided that KBW has obtained the Company’s prior consent thereto (which shall not be unreasonably withheld or delayed.)

For the services described above, the Company agrees to pay KBW a cash fee of $250,000 promptly upon delivery of the Opinion to the Board of Directors. Payment of the fee is not contingent upon successful completion of the Proposed Transaction.

In addition to any fees payable to KBW pursuant to the foregoing, and regardless of whether the Proposed Transaction is consummated, the Company agrees, from time to time upon request, to reimburse KBW for all reasonable out-of-pocket expenses and disbursements, including reasonable fees and expenses of counsel, incurred in connection with this retention.

In connection with KBW’s engagement (which engagement may have commenced prior to the date hereof) to advise and assist the Company with the Proposed Transaction, the Company agrees to indemnify and hold harmless KBW and its affiliates, the respective directors, officers, agents and employees of KBW and its affiliates and each other person, if any, controlling KBW or any of its affiliates, and each of their respective successors and assigns, to the fullest extent permitted by law, from and against any losses, claims, damages or liabilities (or actions, including shareholder actions, in respect thereof) related to or arising out of such

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engagement or KBW’s role in connection therewith, and will reimburse KBW and any other party entitled to be indemnified hereunder for all expenses (including counsel fees) as they are incurred by KBW or any such other indemnified party in connection with investigating, preparing or defending any such action or claim whether or not in connection with pending or threatened litigation in which KBW is a party. The Company will not, however, be responsible for any claims, liabilities, losses, damages or expenses which are finally judicially determined to have resulted primarily from KBW’s bad faith or gross negligence. The Company also agrees that neither KBW, nor any of its affiliates nor any officer, directors, employee or agent of KBW or any of its affiliates, nor any person controlling KBW or any of its affiliates, shall have any liability to the Company for or in connection with such engagement except for any such liability for losses, claims, damages, liabilities or expenses incurred by the Company which are finally judicially determined to have resulted primarily from KBW’s bad faith or gross negligence. KBW and all other indemnified parties hereunder shall retain the same legal counsel reasonably acceptable to the Company for all matters relating to the Proposed Transaction unless such multiple representations shall be ethically prescribed. The foregoing agreement shall be in addition to any rights that KBW, the Company or any indemnified party may have at common law or otherwise, including, but not limited to, any right to contribution. For the sole purpose of enforcing and otherwise giving effect to the provisions of this agreement, the Company hereby consents to personal jurisdiction and service and venue in any court in which any claim which is subject to this agreement is brought against KBW or any other indemnified party.

The Company agrees that it will not, without the prior written consent of KBW, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not KBW is an actual or potential party to such claim, action, suit or proceeding) unless such settlement, compromise or consent includes an unconditional release of KBW from all liability arising out of such claim, action, suit or proceeding.

It is understood that KBW’s engagement referred to above may be embodied in one or more separate written agreements and that, in connection with such engagement, KBW may also be requested to provide additional services or to act for the Company in one or more additional capacities. The indemnification provided hereunder shall apply to said engagement, any such additional services or activities and any modification, and shall remain in full force and effect following the completion or termination of KBW’s engagement.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that state, without regard to such state’s rules concerning conflicts of laws. Any right to trial by jury with respect to any claim or action arising out of this agreement or conduct in connection with the engagement is hereby waived by parties hereto.

KBW’s engagement hereunder may be terminated by either the Company or KBW at any time with or without cause, upon written advice to that effect to the other party provided, however, that the expenses and indemnity and contribution provisions hereof shall survive such termination.

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Please confirm that the foregoing is in accordance with your understanding and agreement with KBW by signing and returning to KBW the duplicate of this letter enclosed herewith.

Sincerely,

Keefe, Bruyette & Woods, Inc.

By:	/S/ PETER C. JACHYM
Peter C. Jachym
Managing Director

The undersigned hereby agrees to the above terms as of this 7th day of March 2005.

Educators Mutual Life Insurance Company

By:	/S/ ROBERT M. MCALAINE
Robert M. McAlaine
Chairman of the Board

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